Golden Chief Resources, Inc.
                            896 N. Mill Street, #203
                             Lewisville, Texas 75057
                                  972 219-8585

April 28, 2006

Shannon Buskirk
SEC - Division of Corporation Finance
100 F Street, NE, mail stop 7010
Washington, D.C. 20549

Re:  Letter of Comment dated April 13, 2006

Gentlemen: Below please find our response to the above letter of comment.

Item #

     1. The Form 10-KSB for the period ending December 31, 2005 is expected to be filed either late the week of May 1, 2006 or early the week of May 8, 2006. Revisions suggested in the letter of comment are being incorporated, thus the delay.

     2.   M&B added the city & state from which the opinion has been issued.

     3. SFAS #7 paragraph 8 specifically defines a development stage enterprise as follows:

          8. For purposes of this Statement, an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists:

          a)   Planned principal operations have not commenced.

          b) Planned principal operations have commenced, but there has been no significant revenue therefrom.

          Golden Chief Resources previously emerged from its development stage and recognized significant revenues from oil & gas operations for the years ended September 30, 1999 through September 30, 2000 as reflected in the cumulative statement of operations from inception (October 1, 1997) through September 30, 2005.

          SFAS 7 paragraph 8 is quite specific in defining a development stage enterprise as one that is devoting substantially all of its efforts in establishing a new business and it either has not commenced principal operations or has not produced significant revenues. Neither of these conditions exists with respect to Golden Chief Resources as of and for the year ended September 30, 2005.

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          Additionally SFAS #7 includes no discussion of when an enterprise, after emerging from the development stage, may re-enter the development stage. Likewise no examples are provided of an enterprise entering and re-emerging from the development stage over its lifetime. The enterprise is clearly not in the process of establishing a new business but is attempting to revive production from existing properties or acquire and begin operations from new properties in the same business in which it had already commenced operations.

          Based upon the above reasoning, Golden Chief Resources believed it would be misleading to reflect its operations as though it were in the development stage.

     4. We have determined that the majority of this expense is compensation resulting from stock for services and have reclassified it in the amended 10KSB attached.

     5. We have reclassified all common stock proceeds to be reflected as additional paid in capital and removed form the common stock account based on the fact that there is no par value associated with the common stock.

     6. The statement of cash flow has been revised to begin with the correct net loss. The statement of operations has also been revised to present the correct lease operating expenses and net loss.

     7. The accounting policy footnote has been expanded to include Golden Chief's policy with respect to accounting for stock based compensation

     8. Footnote 3 has been expanded to include the Golden Chief's policy for capitalization of costs for oil & gas properties using the successful efforts costing method.

     9. The shares issued to Robert Early and Company in February of 2004 were for services performed in the completion of the audit at September 30, 2001 and the quarterly report of December 31, 2001. The Company was unable to pay Mr. Early on a timely basis for those services, thus when we were updating the Company's filings and bringing a new independent auditor on board we needed some way of compensating Mr. Early for his past services.

     10. The properties acquired for shares were all either non-producing oil and gas properties or in one instance an existing natural gas pipeline which was not in use. The Company acquired the prior owners' cost basis information and relied upon this data. Formulation of a "fair market value" for non-producing oil and gas properties and a natural gas pipeline not in use are very problematic and could entail significant cost and expense as well as time to formulate and would still be "guesses" at best.

     11. Mr. McIlvain fulfills both positions in the Company, therefore he executed the certifications. We have changed the certifications to reflect this.

We believe that the above addresses the questions raised in the letter of comment, but if you have further questions please let us know.


Golden Chief Resources, Inc.


Sincerely,



/S/ M. H. McIlvain
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M. H. McIlvain
President